

Mail Stop 4631   August 2, 2016

<u>Via E-mail</u>
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

> **Re: Ashland Holdings Global Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 25, 2016**
> **File No. 333-211719**

Dear Mr. Ganz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   Please file your tax opinion in your next amendment.

2.   Please disclose the following information that is currently omitted:
   - the total number of shares outstanding; and
   - the approximate percentage of shares owned by your directors, executive officers and their affiliates.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 24

3.   Please expand your disclosure in footnote (a) to provide the calculation of the basic and diluted earnings per share amounts for each period presented, as well as the book value per amount, included in the tables under this heading. Explain how you came up with the share amounts for Valvoline.

Unaudited Pro Forma Condensed Consolidated Financial Information For Ashland Global, page 52
Notes to Unaudited Condensed Consolidated Pro Forma Financial Information, page 58
(D) Existing Debt, page 58

4.   We note your disclosure that during July 2016, Valvoline, through a financing subsidiary, entered into a credit agreement providing for new senior secured term loans and expects

to draw an aggregate principal amount of $875 million and Valvoline, through a financing subsidiary, issued new senior unsecured notes in an aggregate principal amount of $375 million. Please expand your disclosure to include the terms of the debt including the interest rates(s) and any issuance costs. Include a sensitivity analysis for changes in the interest rate(s) on interest expense if not finalized.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Thomas Dunn
        Cravath, Swaine & Moore LLP